Scorpio Bulkers Inc. Announces Financial Results for the Third Quarter of 2016
MONACO-(Marketwired - October 31, 2016) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers,” or the “Company”) today reported its results for the three and nine months ended September 30, 2016.
Results for the three and nine months ended September 30, 2016 and 2015
For the three months ended September 30, 2016, the Company’s GAAP net loss was $21.3 million, or $0.30 loss per diluted share. For the same period in 2015 the Company’s GAAP net loss was $18.1 million, or $0.66 loss per diluted share.
There were no non-GAAP adjustments to earnings in the three months ended September 30, 2016.
For the three months ended September 30, 2015, the Company’s adjusted net loss was $16.3 million or $0.60 adjusted loss per diluted share, which excludes a write down of assets held for sale of $0.3 million and the write off of deferred financing costs on credit facilities that will no longer be used of $1.4 million, or $0.06 loss per diluted share (see Non-GAAP Financial Measures below).
For the nine months ended September 30, 2016, the Company had a GAAP net loss of $104.3 million, or $2.05 loss per diluted share. For the nine months ended September 30, 2016, the Company’s adjusted net loss was $79.4 million, or $1.56 adjusted loss per diluted share. This excludes a loss/write off of vessels and assets held for sale of $12.4 million, the write off of deferred financing costs on credit facilities that will no longer be used of $2.5 million and a charterhire contract termination fee of $10.0 million. These adjustments total a $0.49 loss per diluted share (see Non-GAAP Financial Measures below).
For comparison in the nine months ended September 30, 2015, the Company had a GAAP net loss of $208.8 million, or $10.77 loss per diluted share. The Company’s adjusted net loss was $49.7 million or $2.57 adjusted loss per diluted share. This excludes a write down on assets held for sale of $151.7 million and the write off of deferred financing costs on credit facilities that will no longer be used of $7.3 million, or $8.20 loss per share (see Non-GAAP Financial Measures below).
Recent Significant Events
Financing Agreement Amendments
The Company agreed with its lenders to amend the relevant loan agreements such that the interest coverage ratio, as defined in each agreement, will not be applicable until the first quarter of 2019, at which point the ratio will be 1.00 to 1.00 and will be calculated on a year-to-date basis for the first and second quarter of 2019. Thereafter, the interest coverage ratio will revert to its original covenant level of 2.50 to 1.00.

The Company agreed, as outlined on a per facility basis below, with certain of its lenders to add three or four quarterly installment payments, depending on the vessel, to the respective balloon payments in exchange for an advance principal repayment of approximately $24.4 million. As a result of these agreements, the Company will not have to make the next six or eight scheduled quarterly installment payments, depending on the vessel, totaling $48.8 million. For the two undelivered ships under the $409 Million Credit Facility, the advance principal repayment amount is calculated on the basis of loan amount available.

In respect of one of its credit facilities, the Company also reached an agreement with the lender to extend the maturity date of this facility from June 2019 to September 2020, subject to the Company meeting certain conditions on or before June 2019.
18.
In addition to the above-mentioned amendments, the Company has also agreed with certain of its lenders to amend definitions within its "leverage ratio" and "consolidated net worth" covenants to exclude $100.0 million of historical non-operating losses (which is in addition to them agreeing to exclude certain non-operating items, including impairments as announced in Q2 2016). Certain of the Company’s lenders had agreed to amend the above-mentioned definitions in Q2 2016 to exclude all historical incurred losses/write downs on assets sold, all historical incurred losses on termination of shipbuilding contracts and certain future non-operating items including impairments.

TCE Revenue Earned during the Third Quarter of 2016

•	Our Kamsarmax fleet earned $6,349 per day

•	Our Ultramax fleet earned $7,083 per day
Voyages Fixed thus far in the Fourth Quarter of 2016

•	Kamsarmax fleet: approximately $7,064 per day for 77% of the days

•	Ultramax fleet: approximately $7,016 per day for 58% of the days
Charter Employment Fixed since July 27, 2016 and thus far in Fourth Quarter of 2016

Vessel	Type	Duration	Earliest Redelivery Date	Rate
SBI Bravo	Ultramax	Min 4 - Max 7 months	02/07/2017	$7,500
SBI Zeus	Ultramax	Min 7 - Max 9 months	03/12/2017	$7,300
MV Geneva Queen	Kamsarmax	Min 7 - Max 10 months	04/17/2017	$6,500
SBI Bolero	Kamsarmax	Min 5 - Max 8 months	03/21/2017	$8,000
SBI Electra	Kamsarmax	Min 5 - Max 8 months	04/28/2017	$8,000
SBI Lyra	Ultramax	Min 5 - Max 8 months	03/27/2017	$9,500
SBI Poseidon	Ultramax	Min 5 - Max 7 months	03/26/2017	$8,750
SBI Antares	Ultramax	Min 5 - Max 7 months	03/28/2017	$8,900
SBI Capoeira	Kamsarmax	Min 5 - Max 7 months	03/23/2017	$9,350
SBI Thalia	Ultramax	Min 5 - Max 8 months	03/25/2017	$7,350
SBI Reggae	Kamsarmax	Min 5 - Max 8 months	03/22/2017	$9,500
SBI Athena	Ultramax	Min 4 - Max 6 months	04/01/2017	$10,000
SBI Echo	Ultramax	Min 4 - Max 6 months	03/25/2017	$10,000
Vessel Price Reductions and the Delay of Scheduled Vessel Deliveries
The Company reached agreements with shipyards to reduce the price to be paid under the shipbuilding contracts of four Kamsarmax vessels and two Ultramax vessels that were to be delivered between Q3 2016 and Q4 2016 by an aggregate of $13.0 million. The Company also reached agreements to delay the delivery of the same six vessels by approximately one to three months each. These vessels, previously expected to be delivered between September 2016 and November 2016 will now be, or were, delivered between October 2016 and January 2017. Pursuant to these delays, $59.1 million that was previously expected to be paid to shipyards during Q4 2016 is now expected to be paid in Q1 2017.
Newbuilding Vessels Deliveries
During the third quarter of 2016, the Company took delivery from shipyards of the following newbuilding vessels:

•	SBI Tethys, an Ultramax vessel, was delivered from Nantong COSCO KHI Ship Engineering Co. Ltd.

•	SBI Phoebe, an Ultramax vessel, was delivered from Chengxi Shipyard Co. Ltd.

•	SBI Poseidon, an Ultramax vessel, was delivered from Mitsui Engineering & Shipbuilding Co., Ltd.
Between October 1, 2016 and October 28, 2016 the Company took delivery from shipyards of the following newbuilding vessels:

•	SBI Apollo, an Ultramax vessel, was delivered from Mitsui Engineering & Shipbuilding Co., Ltd.

•	SBI Zumba, a Kamsarmax vessel, was delivered from Hudong-Zhonghua (Group) Co., Ltd.
Management Agreement Amendments
Effective September 29, 2016, the Company amended its Administrative Services Agreement with Scorpio Services Holding Limited ("SSH") and its Master Agreement with Scorpio Commercial Management ("SCM") and Scorpio Ship Management ("SSM"). Under the terms of the amendments, (i) the fee of $250,000 payable to SSH in shares based on the volume weighted average price of our common shares over the 30 trading day period immediately preceding the contract date upon any future vessel purchase will be eliminated; (ii) in the event of the sale of one or more vessels, provided it does not amount to a sale of substantially all vessels the notice period to terminate the commercial and technical management agreements will be reduced from two years to three months and a fee equal to three months of management fees will be payable to SCM and SSM upon termination; and (iii) effective beginning on the fifth day within any 20 trading day period that the closing price of the Company's common shares on the New York Stock Exchange is equal to or greater than $5.00, the commission payable for commercial management will be reinstated to 1.75 per cent of all monies earned by a vessel from the current 1 per cent. There is no other consideration payable by the Company for these amendments.
Debt and Liquidity Overview
We made the following drawdowns, gross of any simultaneous prepayments, from our credit facilities during the third quarter of 2016:

	Credit facility	Drawdown amount ($ thousands)	Collateral
1	$67.5 Million Credit Facility	$11,850	SBI Phoebe
2	$409 Million Credit Facility	13,200	SBI Poseidon
3	$409 Million Credit Facility	13,200	SBI Apollo
4	$409 Million Credit Facility	13,200	SBI Zumba
As of October 28, 2016, the Company had approximately $170.0 million in cash and cash equivalents. As of October 28, 2016, the Company’s outstanding debt balance, gross of unamortized deferred financing costs, and amount available to draw is as follows (dollars in thousands):

	As of September 30, 2016	As of October 28, 2016
Credit facility	Amount outstanding	Amount outstanding	Amount available *
Senior Notes	$73,625	$73,625	$—
$39.6 Million Credit Facility	22,059	22,059	—
$409 Million Credit Facility	167,656	167,656	26,400
$330 Million Credit Facility	201,072	201,072	63,600
$42 Million Credit Facility	43,465	41,814	—
$67.5 Million Credit Facility	46,475	44,471	—
$12.5 Million Credit Facility	11,163	11,163	—
$27.3 Million Credit Facility	20,925	20,925	—
Total	$586,440	$582,785	$90,000

*	Reflects the maximum loan amount available on undrawn vessels.

The Company’s projected quarterly principal repayments through year end 2018 based on current levels of bank debt, maximum loan amount available on undrawn vessels and the above-mentioned agreements with certain of its lenders is as follows (dollars in millions):

Q4 2016	(1)	$23.6	(2)
Q1 2017		3.9	(3)
Q2 2017		2.7
Q3 2017		6.1
Q4 2017		6.1
Q1 2018		6.1
Q2 2018		6.1
Q3 2018		6.1
Q4 2018		6.3
Total		67.0

(1)	Relates to payments expected to be made from October 29, 2016 to December 31, 2016.

(2)	Includes $23.1 million of the $24.4 million in Financing Agreement Amendments discussed above.

(3)	Includes $1.3 million of the $24.4 million in Financing Agreement Amendments discussed above.

Overview of Loan Amendments and Prepayments by Facility

$409 Million Credit Facility

In October 2016, the Company reached an agreement with the lenders to add three or four quarterly installment payments, depending on the vessel, to the balloon payment in exchange for an advance principal repayment of approximately $12.8 million (calculated on the basis of loan amounts available for undelivered ships), which will be made in the fourth quarter of 2016 or, where applicable, will be made upon draw down. As a result of this agreement, the Company will not have to make the next six or eight quarterly scheduled installment payments, depending on the vessel, totaling $25.6 million (calculated on the basis of loan amounts available for the undelivered ships.

$67.5 Million Credit Facility

In October 2016, the Company reached an agreement with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $4.0 million, which will be made in the fourth quarter of 2016. As a result of this agreement, the Company will not have to make the next eight scheduled quarterly installment payments totaling $8.0 million.

$42 Million Credit Facility

In October 2016, the Company reached an agreement with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $3.3 million, which will be made in the fourth quarter of 2016. As a result of this agreement, the Company will not have to make the next eight scheduled quarterly installment payments totaling $6.6 million.

$39.6 Million Credit Facility

In October 2016, the Company reached an agreement with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $1.9 million, which will be made in the fourth quarter of 2016. As a result of this agreement, the Company will not have to make the next eight scheduled quarterly installment payments totaling $3.8 million.

The Company also reached an agreement with the lender to extend the maturity date of this facility from June 2019 to September 2020 subject to the Company meeting certain conditions on our before June 2019.

$27.3 Million Credit Facility

In October 2016, the Company reached an agreement with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $1.6 million, which will be made in the fourth quarter of 2016. As a result of this agreement, the Company will not have to make the next eight scheduled quarterly installment payments totaling $3.1 million.

$12.5 Million Credit Facility

In October 2016, the Company reached an agreement with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $0.8 million, which will be made in the fourth quarter of 2016. As a result of this agreement, the Company will not have to make the next eight scheduled quarterly installment payments totaling $1.6 million.
Newbuilding Program
Our Newbuilding Program consists of contracts for the construction of 48 dry bulk vessels, comprised of 28 Ultramax newbuildings, and 20 Kamsarmax newbuildings. Of this total, through October 28, 2016, we have taken delivery of 15 Kamsarmax vessels and 26 Ultramax vessels. The aggregate construction price for the remaining seven dry bulk vessels is $192.4 million. Of this amount, $101.4 million remains unpaid as of October 28, 2016 and is scheduled to be paid in installments through the delivery dates of each vessel. Upon delivery of the vessels, we expect to drawdown up to $90.0 million of available debt. The future payment dates and amounts are as follows (dollars in millions) (1):

Q4 2016	—	(2)
Q1 2017	80.3
Q2 2017	21.1
	$101.4

(1)	These are estimates only and are subject to change as construction progresses.

(2)	Relates to payments expected to be made from October 29, 2016 to December 31, 2016. This excludes $23.2 million paid from October 1, 2016 to October 28, 2016.

Financial Results for the Three Months Ended September 30, 2016 Compared to the Three Months Ended September 30, 2015
The Company had a GAAP net loss of $21.3 million, or $0.30 loss per diluted share for the third quarter of 2016 compared with a GAAP net loss of $18.1 million, or $0.66 loss per diluted share for the third quarter of 2015. Excluding a write down of assets held for sale of $0.3 million and the write off of deferred financing costs on credit facilities that will no longer be used of $1.4 million, adjusted net loss for the third quarter of 2015 was $16.3 million or $0.60 adjusted loss per diluted share (see Non-GAAP Financial Measures below). There were no non-GAAP adjustments to earnings in the third quarter of 2016.
Time charter equivalent (TCE) revenue, a Non-GAAP financial measure, is vessel revenues less voyage expenses (including bunkers, port charges, broker fees and other miscellaneous expenses that we are unable to recoup under time charter and pool arrangements). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.
TCE revenue was $24.1 million for the third quarter of 2016 and is associated with a day weighted average of 38 vessels owned and two vessels time chartered-in compared to $15.0 million during the prior year quarter, which was associated with a day weighted average of 12 vessels owned and 11 vessels time chartered-in. TCE revenue per day was $6,791 and $7,792 for the third quarter of 2016 and 2015, respectively. While daily TCE rates are down compared to the prior year period, rates, helped by the stabilization of global steel production and an increase in Chinese coal imports, have rebounded from the recent historic lows experienced in the beginning of the year. The overall increase in TCE revenue versus the prior year period is due to the increase in revenue days associated with the growth of our fleet.

Vessel operating costs were $18.9 million and included approximately $0.3 million of takeover costs associated with new deliveries, and $0.8 million of non-recurring expenses and related to 38 vessels owned, on average, during the period. Takeover costs will decrease as our newbuildings are delivered. Vessel operating costs for the prior year quarter were $7.3 million and related to 12 vessels owned, on average, during the period. Vessel operating costs increased from $15.6 million in the second quarter of 2016 to $18.9 million in the third quarter of 2016. This increase is due to additional vessel deliveries, annual maintenance and class certifications performed during the period, and other non-recurring expenses. Daily operating costs, excluding take over and other non-recurring costs, for the third quarter of 2016 were approximately $5,330.
Charterhire expense decreased to $2.6 million in the third quarter of 2016 from $11.2 million in the prior year period, reflecting the reduction in the number of vessels time chartered-in from 11 vessels to two vessels, on a day weighted average, respectively. Of the two remaining time chartered-in vessels, one is expected to be redelivered in January 2017, at which point a profit and loss provision will commence for a period of two years, and the other is expected to be redelivered in July 2017.
Depreciation increased to $10.0 million in the third quarter of 2016 from $3.5 million in the prior year period, reflecting the increase in our weighted average vessels owned to 38 from 12.
General and administrative expense was $8.9 million in both periods and includes $5.0 million and $6.3 million of restricted stock amortization in the third quarters of 2016 and 2015, respectively. The decrease in restricted stock amortization is due to prior year grants vesting and being fully expensed. This decrease was offset primarily by an increase in commercial management fees, reflecting the growth of our fleet.
During the third quarter of 2015, the Company recorded incremental write downs of certain construction contracts that were classified as held for sale at June 30, 2015. It also wrote off $1.4 million of deferred financing costs accumulated on credit facilities for which the commitments were reduced pursuant to the removal from the facilities of certain vessels that have been sold or classified as held for sale.
Financial Results for the Nine Months Ended September 30, 2016 Compared to the Nine Months September 30, 2015
The Company had a GAAP net loss of $104.3 million, or $2.05 loss per diluted share for the nine months ended September 30, 2016 compared with a GAAP net loss of $208.8 million, or $10.77 loss per diluted share for the nine months ended September 30, 2015. Excluding a loss/write off of vessels and assets held for sale of $12.4 million, a write off of deferred financing costs on credit facilities that will no longer be used of $2.5 million and a charterhire contract termination fee of $10.0 million, adjusted net loss for the nine months ended September 30, 2016 was $79.4 million, or $1.56 adjusted loss per diluted share. Excluding a loss/write off of vessels and assets held for sale of $151.7 million and the write off of deferred financing costs on credit facilities that will no longer be used of $7.3 million, adjusted net loss for the nine months ended September 30, 2015, was $49.7 million or $2.57 adjusted loss per diluted share (see Non-GAAP Financial Measures below).
TCE revenue was $51.6 million in the first nine months of 2016 and is associated with a day weighted average of 34 average vessels owned and four vessels time chartered-in compared to $40.0 million during the prior year period, which was associated with a day weighted average of nine vessels owned and 13 vessels time chartered-in. TCE revenue per day was $5,262 and $7,060 for the first nine months of 2016 and 2015, respectively. The decrease in TCE revenue per day is due to the continued weakness in the dry bulk market, as reflected by the Baltic Dry Index (“BDI”). After falling to an all-time low in the first quarter of 2016, the BDI has recovered slightly due to the stabilization of global iron ore production and an increase in Chinese coal imports, but remains at depressed levels. The overall increase in TCE revenue versus the prior year period is due to the increase in revenue days associated with the growth of our fleet.
Vessel operating costs were $49.8 million, including approximately $2.2 million of takeover costs associated with new deliveries and $1.5 million of other non-recurring expenses and related to 34 vessels owned, on average, during the period. Takeover costs will decrease as our newbuildings are delivered. Vessel operating costs for the prior year period were $14.8 million and related to nine vessels owned, on average, during the period. Daily operating costs, excluding takeover and other non-recurring expenses for the first nine months of 2016 were $4,923.
Charterhire expense decreased to $14.8 million in the first nine months of 2016 from $40.6 million in the prior year period reflecting the reduction in the number of vessels time chartered-in. During the first nine months of 2016 we also recorded a $10.0 million charge to terminate four time charter-in contracts. Termination of these contracts reduces our future cash outflow and will have a positive impact on our future operating results as the contracts were at above current market rates. Charterhire expense decreased to $2.6 million in the third quarter of 2016 and is expected to remain at that level for the remainder of the year.

Depreciation increased to $26.0 million in the first nine months of 2016 from $7.7 million in the prior year period reflecting the increase in our weighted average vessels owned to 34 from nine.
General and administrative expense was $25.3 million and $25.8 million for the first nine months of 2016 and 2015, respectively, and included $14.2 million and $18.5 million of restricted stock amortization, respectively. The decrease in restricted stock amortization is due to prior year grants vesting and being fully expensed as well as the reversal of expense related to cancelled awards. This decrease was offset by an increase in commercial management fees, reflecting the growth of our fleet, compensation costs including employee separation costs, an increase in directors’ fees due to the addition of two independent directors, as well as an increase in the number of board of director and committee meetings, and an increase in commitment fees on our unused bank debt.
During the first nine months of 2016, the Company recorded a loss/write off of vessels and assets held for sale of $12.4 million of which $11.6 million related to the cancellation of a shipbuilding contract for a Kamsarmax bulk carrier and $0.8 million in additional expenses related to vessels held for sale at December 31, 2015. The loss recorded in the prior year period was associated with writing down 13 contracts to construct vessels that were classified as held for sale during the nine months ended September 30, 2015, as well as an incremental write down of certain contracts classified as held for sale at December 31, 2014.
During the first nine months of 2016 and 2015, the Company wrote off $2.5 million and $7.3 million, respectively, of deferred financing costs accumulated on credit facilities for which the commitments were reduced pursuant to the removal from the facilities of certain vessels that have been sold or classified as held for sale. In addition, during 2016, the Company agreed to reduce the aggregate available loan amounts by $43.7 million resulting in the write off of approximately $1.3 million of deferred financing costs.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations (unaudited)
(Amounts in thousands, except per share data)

	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Revenue:
Vessel revenue	$23,938	$15,182	$51,556	$40,504
Operating expenses:
Voyage expenses	(143)	159	(76)	481
Vessel operating costs	18,853	7,306	49,795	14,788
Charterhire expense	2,612	11,189	14,787	40,596
Charterhire contract termination charge	—	—	10,000	—
Vessel depreciation	9,966	3,535	25,977	7,665
General and administrative expenses	8,894	8,894	25,278	25,776
Loss / write down on assets held for sale	—	324	12,433	151,679
Total operating expenses	40,182	31,407	138,194	240,985
Operating loss	(16,244)	(16,225)	(86,638)	(200,481)
Other income (expense):
Interest income	351	148	632	277
Foreign exchange (loss) gain	(28)	(26)	(166)	6
Financial expense, net	(5,352)	(1,949)	(18,105)	(8,565)
Total other expense	(5,029)	(1,827)	(17,639)	(8,282)
Net loss	$(21,273)	$(18,052)	$(104,277)	$(208,763)

Loss per common share- basic and diluted(1)	$(0.30)	$(0.66)	$(2.05)	$(10.77)
Weighted-average shares outstanding- basic and diluted(1)	71,575	27,277	50,971	19,392

(1)
Diluted weighted average shares outstanding excludes the impact of restricted shares for the three and nine months ended September 30, 2016 and 2015, as the impact would be anti-dilutive since the company is in a net loss position.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)

	September 30, 2016	December 31, 2015
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$200,889	$200,300
Accounts receivable	8,030	8,197
Prepaid expenses and other current assets	6,978	11,247
Assets held for sale	—	172,888
Total current assets	215,897	392,632
Non-current assets
Vessels, net	1,146,276	764,454
Vessels under construction	171,991	288,282
Deferred financing costs, net	3,671	464
Other assets	15,299	27,261
Total non-current assets	1,337,237	1,080,461
Total assets	$1,553,134	$1,473,093

Liabilities and shareholders’ equity
Current liabilities
Bank loans	$8,046	$107,739
Accounts payable and accrued expenses	9,652	16,838
Total current liabilities	17,698	124,577
Non-current liabilities
Bank loans	490,656	342,314
Senior Notes	72,066	71,671
Total non-current liabilities	562,722	413,985
Total liabilities	580,420	538,562
Shareholders’ equity
Preferred stock, $0.01 par value; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value per share; authorized 112,500,000 shares; issued and outstanding 75,302,919 and 28,686,561 shares as of September 30, 2016 and December 31, 2015, respectively	753	287
Paid-in capital	1,709,900	1,567,905
Accumulated deficit	(737,939)	(633,661)
Total shareholders’ equity	972,714	934,531
Total liabilities and shareholders’ equity	$1,553,134	$1,473,093

Scorpio Bulkers Inc. and Subsidiaries
Statements of Cash Flows (unaudited)
(Amounts in thousands)

	For the nine months ended September 30,
	2016	2015
Operating activities
Net loss	$(104,277)	$(208,763)
Adjustment to reconcile net loss to net cash used by
operating activities:
Restricted stock amortization	14,178	18,514
Vessel depreciation	25,977	7,665
Amortization of deferred financing costs	2,741	1,095
Write off of deferred financing costs	3,781	7,348
Loss / write down on assets held for sale	10,555	151,679
Changes in operating assets and liabilities:
Increase in accounts receivable	166	2,494
Increase (decrease) in prepaid expenses and other current assets	3,961	(1,051)
(Decrease) increase in accounts payable and accrued expenses	(7,188)	3,634
Net cash used in operating activities	(50,106)	(17,385)
Investing activities
Security deposit refunded (paid) on assets held for sale	—	31,277
Proceed from sale of assets held for sale	271,376	171,093
Payments on assets held for sale	(98,445)	(52,883)
Payments for vessels and vessels under construction	(301,933)	(623,903)
Net cash used in investing activities	(129,002)	(474,416)
Financing activities
Proceeds from issuance of common stock	128,112	218,156
Proceeds from issuance of long-term debt	208,843	300,295
Repayments of long-term debt	(156,470)	(5,255)
Debt issue costs paid	(788)	(19,979)
Net cash provided by financing activities	179,697	493,217
Increase in cash and cash equivalents	589	1,416
Cash at cash equivalents, beginning of period	200,300	272,673
Cash and cash equivalents, end of period	$200,889	$274,089

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)
(Dollars in thousands)

	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Time charter equivalent revenue (1):
Vessel revenue	$23,938	$15,182	$51,556	$40,504
Voyage expenses	(143)	159	(76)	481
Time charter equivalent revenue	$24,081	$15,023	$51,632	$40,023
Time charter equivalent revenue attributable to:
Kamsarmax	$8,958	$5,917	$20,975	$19,078
Ultramax	15,123	6,443	30,657	16,169
Capesize	—	2,663	—	4,776
	$24,081	$15,023	$51,632	$40,023
Revenue days:
Kamsarmax	1,411	754	4,175	2,861
Ultramax	2,135	923	5,637	2,363
Capesize	—	251	—	445
Combined	3,546	1,928	9,812	5,669
TCE per revenue day (1):
Kamsarmax	$6,349	$7,847	$5,024	$6,668
Ultramax	$7,083	$6,980	$5,439	$6,843
Capesize	$—	$10,610	$—	$10,733
Combined	$6,791	$7,792	$5,262	$7,060

(1)
We define Time Charter Equivalent (TCE) revenue as voyage revenues less voyage expenses. Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

We report TCE revenue, a non-GAAP financial measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable U.S.-GAAP measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors.

Fleet List as of October 28, 2016

Owned vessels delivered from shipyards

Vessel Name	Year Built	DWT	Vessel Type
SBI Cakewalk	2014	82,000	Kamsarmax
SBI Charleston	2014	82,000	Kamsarmax
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Electra	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Flamenco	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
SBI Zumba	2016	82,000	Kamsarmax
Total Kamsarmax		1,234,000

SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
SBI Zeus	2016	60,200	Ultramax
SBI Hera	2016	60,200	Ultramax
SBI Hyperion	2016	61,000	Ultramax
SBI Tethys	2016	61,000	Ultramax
SBI Phoebe	2016	64,000	Ultramax
SBI Poseidon	2016	60,200	Ultramax
SBI Apollo	2016	60,200	Ultramax
Total Ultramax		1,603,800
Total Owned Vessels DWT		2,837,800

Vessels under construction

Kamsarmax
	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull S1231 - TBN SBI Macarena	Q4-16	82,000	Hudong
2	Hull S1735A - TBN SBI Parapara	Q1-17	82,000	Hudong
3	Hull S1736A - TBN SBI Mazurka	Q1-17	82,000	Hudong
4	Hull S1232 - TBN SBI Swing	Q1-17	82,000	Hudong
5	Hull S1233 - TBN SBI Jive	Q2-17	82,000	Hudong
	Kamsarmax NB DWT		410,000

Ultramax
	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull CX0655 - TBN SBI Samson	Q1-17	64,000	Chengxi
2	Hull CX0656 - TBN SBI Phoenix	Q1-17	64,000	Chengxi
	Ultramax NB DWT		128,000
	Total Newbuild DWT		538,000
As used in this earnings release “Chengxi” refers to Chengxi Shipyard Co., Ltd., and “Hudong” refers to Hudong-Zhonghua Shipbuilding (Group) Co., Inc.

(1)	Expected delivery date relates to the quarter during which each vessel is currently expected to be delivered from the shipyard.
Time chartered-in vessels
The Company has time chartered-in two dry bulk vessels. The terms of the time charter-in contracts are summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Kamsarmax	2012	82,000	South Korea	$15,500	30-Jul-17	(1)
Panamax	2004	77,500	China	$14,000	03-Jan-17	(2)
Total TC DWT		159,500

(1)
This vessel has been time chartered-in for 39 to 44 months at the Company’s option at $15,500 per day. The Company has the option to extend this time charter for one year at $16,300 per day. The vessel was delivered on April 23, 2014.

(2)
This vessel has been time chartered-in for 32 to 38 months, with such term to be determined at the Company’s option at $14,000 per day. The agreement also contains a profit and loss sharing provision whereby, commencing upon the termination of the time charter-in agreement, we split all of the vessel’s profits and losses with the vessel’s owner for a period of two years.  The vessel was delivered on May 3, 2014.

Conference Call Details:
Monday, October 31, 2016 at 9:00 AM Eastern Daylight Time/2:00 PM Central European Time.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 316-1371 (U.S.) or 1(913) 312-0642 (International). The conference participant passcode is 8152934. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://www.webcaster4.com/Webcast/Page/608/18052
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. currently owns 41 vessels, consisting of 15 Kamsarmax vessels and 26 Ultramax vessels. The Company also time charters-in two dry bulk vessels (consisting of one Panamax vessel and one Kamsarmax vessel) and has contracted for seven dry bulk vessels consisting of five Kamsarmax vessels and two Ultramax vessels, from shipyards in China. Upon final delivery of all of the vessels the owned fleet is expected to have a total carrying capacity of approximately 3.4 million deadweight tonnes. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Non-GAAP Financial Measures
This press release describes adjusted net loss and related per share amounts, which is not a measure prepared in accordance with GAAP. We believe the non-GAAP financial measure presented in this press release provides investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP.
Adjusted net loss
In thousands, except per share data

	Three months ended September 30,
	2015
	Amount (unaudited)	Per share (unaudited)
Net loss	$(18,052)	$(0.66)
Adjustments:
Loss / write down on assets held for sale	324	0.01
Write down of deferred financing cost	1,380	0.05
Total adjustments	1,704	0.06
Adjusted net loss	$(16,348)	$(0.60)

	Nine months ended September 30,
	2016		2015
	Amount (unaudited)	Per share(unaudited)	Amount (unaudited)	Per share (unaudited)
Net loss	$(104,277)	$(2.05)	$(208,763)	$(10.77)
Adjustments:
Loss / write down on assets held for sale	12,433	0.24	151,679	7.82
Write down of deferred financing cost	2,456	0.05	7,348	0.38
Charterhire contract termination	10,000	0.20	—	—
Total adjustments	24,889	0.49	159,027	8.20
Adjusted net loss	$(79,388)	$(1.56)	$(49,736)	$(2.57)

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)